SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

This amended report on Form 6-K replaces the report on Form 6-K filed with the Commission on January 31, 2011 in its entirety. The only changes to the unaudited non-consolidated estimated earnings results included in Form 6-K previously filed are that net income increased by Won 8 billion as a result of a decrease by Won 32 billion in provision for income taxes, which was partially offset by a decrease by Won 24 billion in investment income from affiliates.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for fiscal year 2009 and 2010 as attached hereto.

Disclaimer:

The financial information relating to the non-consolidated results of operations of Korea Electric Power Corporation (“KEPCO”) for fiscal year 2009 and 2010 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial results of operations of KEPCO for fiscal year 2010, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the years ended December 31, 2009 and 2010

(Unit : in billions of Korean Won)	2010	2009	Change
Operating revenues:	39,190	33,686	16.3%

Sale of electric power	37,684	33,226	13.4%
Other operating revenues	477	384	24.2%
Revenues for other businesses	1,029	76	1253.9%

Operating expenses:	40,977	34,255	19.6%

Purchased power	34,493	28,473	21.1%
Maintenance	695	855	(18.8)%
Depreciation	2,047	2,009	1.9%
Other operating expenses	3,079	2,862	7.6%
Expenses for other businesses	663	56	1,083.8%

Operating income	(1,787)	(569)	(214.3)%

Non-operating income:	3,105	2,304	34.7%

Gain on foreign currency transactions and translation	173	246	(29.8)%
Investment income from affiliates	2,423	1,581	53.2%
Other	509	477	6.8%

Non-operating expenses:	1,494	1,856	(19.5)%

Interest expenses	1,122	988	13.5%
Loss on foreign currency transactions and translation	89	520	(82.9)%
Investment loss from affiliates	57	67	(14.3)%
Other	226	281	(19.7)%

Earnings before taxes	(176)	(121)	(46.4)%

Provision for income taxes	(115)	(43)	(169.1)%

Net income	(61)	(78)	21.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: February 17, 2011